NEWS RELEASE

Canarc Agrees to Purchase the Relief Canyon Gold Mine Assets in Nevada;

Arranges Cdn$12 Million Bridge Loan;

Conference Call Scheduled at 10:30 am PDT, Wednesday, December 22, 2010

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Vancouver, Canada – December 21, 2010 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it is the successful bidder to acquire a largely built and permitted, open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  Canarc has agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation for US$11 million, subject to a due diligence period expiring February 4, 2011.

To view a video with Chairman and CEO Bradford Cooke's commentary on the acquisition click here:

http://canarc.net/news/index.php?content_id=271

Bridge Loan

As a condition of its winning bid, Canarc has paid a non-refundable US$300,000 deposit to Firstgold in trust pending Canarc’s final due diligence.  To facilitate the mine purchase and minimize shareholder dilution, Canarc has arranged a Cdn$12 million bridge loan with Effisolar, a company focused on investments in energy and mining, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approval.  The loan will close on or before February 3, 2011, maturing in one year, bearing simple annual interest of 12% and secured by a first charge on the Relief Canyon gold mine assets.  Canarc will issue a closing bonus of 1 million common shares to Effisolar and will have the right to repay the loan at any time after 6 months.

Should Canarc elect not to proceed with the purchase of the Relief Canyon gold mine assets, the Company is obligated to pay an additional US$300,000 to Firstgold but in return, Firstgold will transfer to Canarc ownership of their fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site.  Another mining company bid US$600,000 at the bankruptcy court auction to purchase this lab and they have indicated to Canarc their interest in negotiating an agreement regarding possible shared operation and/or ownership of the lab.

To facilitate the lab purchase if needed, Canarc has arranged a separate Cdn$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approval.  At Canarc’s election, the loan will close on or before February 3, 2011, maturing in one month, bearing no interest  and will automatically convert into Canarc common shares based on the 10 day average closing price on the TSX prior to closing this loan, subject to TSX approval.

Relief Canyon Gold Mine

Canarc has completed extensive technical due diligence regarding the Relief Canyon Gold Mine assets including two site visits and full data review.  The Relief Canyon gold mine assets were reviewed for Firstgold by an independent engineering firm in a technical report completed to NI 43-101 standards dated June 7, 2010.

Click here for the Relief Canyon property presentation:

http://canarc.net/_resources/Relief_Canyon-Dec_2010_BC.pdf

Background information and highlights of the mine and related facilities can be summarized as follows:

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Excellent location, access and infrastructure – Property situated approximately 16 miles east-northeast of Lovelock, Nevada and 110 miles northeast of Reno, NV along Hwy I-80 and serviced by the local power grid, telephone lines and 2 water wells

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Established mining district - Property consists of 120 unpatented mill-site claims and 19 unpatented lode mining claims totalling 949 acres, partly subject to a 4% NSR royalty, on-trend and about 2 miles south of the Rochester silver mine of Coeur D’Alene Mines (past production of 127 million oz silver and 1.5 million oz gold)

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Brief production history – Property produced approximately 135,000 oz gold, discovered by Duval Corp. in 1981, explored by Santa Fe and Lacana Corp. from 1982-84, developed by Lacana as an open pit, heap leach gold mine in 1984, closed due to poor gold recoveries in 1985, re-developed by Pegasus Gold from 1987 to 1989, who then closed and reclaimed the mine dumps. J.D. Welsh rinsed and reclaimed the old leach pads in 1993-94.

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Heap leach gold recoveries - Lacana achieved only 45-50% gold recoveries because they did not crush the ore and leached only run-of mine material, but Pegasus crushed and agglomerated the ore and achieved 65-70% gold recoveries.

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Extensive exploration history – Large drill database of 591 drill holes, Firstgold acquired the mine property in 1995, expanded and modernized the Pegasus ADR plant in 1995, drilled the property from 1996 to 2008, tried to reprocess 225,000 tonnes of newly crushed, old heap material on a newly built and permitted leach pad, but failed to produce any meaningful amount of gold, and filed for bankruptcy protection in January, 2010.

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Strata-bound gold mineralization – Gold mineralization is associated with relatively flat-lying jasperoid breccias replacing limestones along a shallow dipping fault zone separating the Cane Spring and Grass Valley Formations - the gold occurs as native gold or electrum associated with recoverable silver, and anomalous arsenic, antimony and mercury within an envelope of silica, carbonate and clay alteration

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Fully built facilities – New, fully permitted, 72 acre, 4 pad heap leach facility with the 1st pad fully built and ready for use, a two stage crushing circuit, radial stacker and conveyers, 3,000 gallon per minute ADR process plant, mine offices, warehouse, maintenance shop, assay lab at a separate site, additional offices in Lovelock, Nevada, 26 pieces of mobile equipment, 2 drill rigs, 12 operating permits and a US$2.8 million reclamation bond

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Historic gold resources – At a 0.01 oz per ton cut-off grade, the independent engineering firm estimated an indicated resource of 100,000 oz gold contained in 4.655 million tons grading 0.022 oz per ton gold plus 35,000 oz gold of inferred resource contained in 1.616 million tons grading 0.021 oz per ton gold on the property.  These resources are considered historic because Firstgold never filed the aforementioned technical report with a regulatory body in Canada, they have not been independently verified by Canarc and therefore they should not be relied upon.

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Additional acquisition opportunities – Firstgold identified several other properties reporting gold resources within a 10 mile radius of Relief Canyon that are possible candidates for acquisition

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Excellent exploration upside – Exciting drill intercepts in the North Zone only 1 mile north of the old pits, including 0.109 oz per ton over 45 ft in hole RCM07-39, 0.057 oz per ton over 280 ft in hole RCM07-72, 0.049 oz per ton over 140 ft in hole NT08-04 and 0.932 oz per ton over 15 ft in hole NT08-02 - some outcropping anomalous jasperoid zones have never been drilled.  These drill results are considered historic because Firstgold never filed the aforementioned technical report with a regulatory body in Canada, they have not been independently verified by Canarc and therefore they should not be relied upon.

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Turnkey gold mine - Should be able to start producing gold within 12 months of acquisition, subject to acquiring one last permit to commence mining in the existing open pit area.

Upon closing the purchase of the Relief Canyon gold mine assets on or before February 4, 2011, Canarc plans to carry out a 3-4 month, US$500,000 asset enhancement work program of diamond drilling, metallurgical testing, resource estimation, mine planning and a prefeasibility economic assessment.

Canarc then plans to raise up to US$22 million through a gold convertible loan in order to retire the Cdn$12 million bridge loan and invest US$7 million in remaining capital expenditures with the intention of bringing the Relief Canyon gold mine back into production.  Canarc has received several expressions of interest from prospective lenders for a gold convertible loan facility.

Canarc was ably assisted in its efforts to acquire the Relief Canyon gold mine assets by Auramet Trading LLC, who will receive a 3% finder’s fee upon the closing of this US$11 million transaction.

Conference Call

A conference call to discuss the Relief Canyon gold mine transaction will be held at 10:30 am Pacific Time (1:30 pm Eastern Time) on Wednesday, December 22, 2010. To participate in the conference call, please dial the following:

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1-800-319-4610

Canada and USA (Toll-free)

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604-638-5340

Vancouver Dial In

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1-604-638-5340

Outside of Canada & USA

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No pass-code is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4592 followed by #.

Garry Biles, P.Eng., President and COO, and James Moors, P.Geo., Vice President Exploration, are the Qualified Persons who reviewed this news release and oversaw the technical due diligence and evaluation of the Relief Canyon gold mine assets.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s anticipated performance in 2010, including gold production, timing and expenditures to develop new gold mines and mineralized zones, gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent and proposed financings. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the price of gold, fluctuations in the currency markets (particularly the Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.